Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No.3, Banjara Hills
Hyderabad 500 034 A.P., India.
Tel: +91 40 4900 2900
Fax: +91 40 4900 2999
www.drreddys.com

February 14, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Dr. Reddy’s Laboratories Limited (“Dr. Reddy’s” or “we”)

Form 20-F for Fiscal Year ended March 31, 2011 and Form 6-K for quarter ended September 30, 2011

Letter from Securities and Exchange Commission dated February 1, 2012

File No. 001-15182

Dear Mr. Rosenberg:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated February 1, 2012 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2011 and Dr. Reddy’s Form 6-K for the quarter ended September 30, 2011.

Our counsel, Budd Larner, P.C., made certain responses to your letter on our behalf in a letter to you dated February 13, 2012. We understand that you require that certain representations pertaining to Budd Larner’s response letter be made directly by Dr. Reddy’s. Accordingly, in connection with the aforementioned letter dated February 13, 2012, Dr. Reddy’s hereby acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our SEC filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any concerns or questions, please call me at the number listed above.

Respectfully submitted,

Dr. Reddy’s Laboratories Limited

By:	/s/ Umang Vohra
Umang Vohra, Chief Financial Officer

cc:	Parsuram V. V. (Dr. Reddy’s)

Bhogeswara Rao (Dr. Reddy’s)

James F. Fitzsimmons, Esq. (Budd Larner)

Jonathan Gray, Esq. (Budd Larner)